UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Crystal Rock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number)

Ross S. Rapaport
McElroy, Deutsch, Mulvaney & Carpenter, LLP
30 Jelliff Lane
Southport, CT 06890

With a copy to:

Dean Hanley
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210
(617) 832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22940F103	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons.

Ross S. Rapaport, as an individual and in his capacity as trustee of the following trusts (the “Trusts”):  U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust (in such capacity, Mr. Rapaport is referred to in this Schedule 13D as the "Trustee").

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Trustee is a citizen of the United States; the Trusts are trusts organized under the laws of [Connecticut]
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power         4,072,358 shares of Common Stock (including (1) 4,029,318 Shares held as Trustee, (2) 10,040 Shares held individually, and (3) 33,000 Shares issuable pursuant to stock options held individually)

	8.	Shared Voting Power 0
9.
Sole Dispositive Power      4,072,358 shares of Common Stock (including (1) 4,029,318 Shares held as Trustee, (2) 10,040 Shares held individually, and (3) 33,000 Shares issuable pursuant to stock options held individually)

	10.	Shared Dispositive Power 0
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

4,072,358 shares of Common Stock (including (1) 4,029,318 Shares held as Trustee, (2) 10,040 Shares held individually, and (3) 33,000 Shares issuable pursuant to stock options held individually)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.06%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 22940F103	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons.
Henry E. Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,001 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,001 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.005%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22940F103	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons
John B. Baker.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,408,398 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,408,398 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,408,398 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22940F103	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons.
Peter K. Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,403,398 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,403,398 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,398 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IN

Item 1.                                Security and Issuer

This Amendment No. 3 to Schedule 13D, which amends and restates the statement on Schedule 13D originally filed on July 13, 2005, on behalf of the Reporting Persons (as defined below), as it has previously been amended and restated by an Amendment No. 1 to Schedule 13D filed on August 23, 2005 and further amended and restated by an Amendment No. 2 to Schedule 13D filed on September 16, 2005, relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Crystal Rock Holdings, Inc. (the “Issuer”), a Delaware corporation, which has its principal executive offices at 1050 Buckingham St., Watertown, CT, 06795.

Item 2.                                Identity and Background

(a) The names of the persons filing this joint statement on Schedule 13D are: (1) Henry E. Baker, (2) John B. Baker, (3) Peter K. Baker, and, (4) Ross S. Rapaport, individually and in his capacity as trustee of the following trusts (the “Trusts”):  U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust.  Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” or a “Reporting Person” and collectively as the “Filers” or the “Reporting Persons.”

(b) The business address of each of Henry E. Baker, John B. Baker and Peter K. Baker is c/o Crystal Rock Holding Company, Inc., 1050 Buckingham St., Watertown, CT, 06795.  The business address of Ross S. Rapaport is c/o McElroy, Deutsch, Mulvaney & Carpenter, LLP, 30 Jelliff Lane, Southport, CT, 06890.

(c) The Reporting Persons’ present principal occupations are:

Henry E. Baker:  Chairman Emeritus, Crystal Rock Holdings, Inc., a bottled-water and office supply company whose principal address is 1050 Buckingham St., Watertown, CT, 06795.

John B. Baker: Executive Vice President and Director, Crystal Rock Holdings, Inc., a bottled-water and office supply company whose principal address is 1050 Buckingham St., Watertown, CT, 06795.

Peter K. Baker: Chief Executive Office, President and Director, Crystal Rock Holdings, Inc., a bottled-water and office supply company whose principal address is 1050 Buckingham St., Watertown, CT, 06795.

Ross S. Rapaport: Counsel, McElroy, Deutsch, Mulvaney & Carpenter, LLP, a law firm whose principal address is 30 Jelliff Lane, Southport, CT, 06890.

(d) None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

Each of the Reporting Persons received Shares in partial consideration for the transfer to Vermont Pure Holdings, Ltd. of shares of the Common Stock of Crystal Rock Spring Water Company pursuant to the Agreement and Plan of Merger and Contribution, dated as of May 5, 2000, by and among the Reporting Persons, Vermont Pure Holdings, Ltd., and certain others, as amended (the "Merger Agreement"). For the Purposes of the Merger Agreement, such shares were deemed to have a value of $3.15 per share. The number of Shares received by each of the Reporting Persons was as follows:

Henry E. Baker:	1,065,219 Shares

John B. Baker:	2,871,289 Shares

Peter K. Baker:	2,871,289 Shares

Ross S. Rapaport:	3,065,218 Shares
(as Trustee)

Ross S. Rapaport, individually, also acquired at various prices an additional 10,040 Shares through open market purchases and compensatory grants from the Issuer.

Ross S. Rapaport, individually, has also received from the Issuer options, exercisable within 60 days of the filing of this Amendment No. 3 to Schedule 13D, to acquire up to an additional 33,000 Shares at prices ranging from $1.80 to $2.36 per Share.

On July 29, 2004, John B. Baker acquired 5,000 Shares in open market transactions, using personal funds, at prices from $2.11 to $2.20 per Share.

On August 25, 2005, and August 29, 2005, the Trustee acquired 31,000 Shares in open market transactions at prices ranging from $1.84 to $1.90 per Share.

On September 14, 2005, the Trustee acquired 788,800 Shares in a privately negotiated transaction at a price of $2.12 per Share.

On September 19, 2005, the Trustee acquired 25,000 Shares in a privately negotiated transaction at a price of $2.12 per Share.

On September 19, 2005, the Trustee acquired 3,100 Shares in open market transactions at prices ranging from $2.00 to $2.01.

On September 20, 2005, the Trustee acquired 22,900 Shares in open market transactions at prices ranging from $2.00 to $2.05 per Share.

On September 21, 2005, the Trustee acquired 2,000 Shares in an open market transaction at the price of $2.05 per Share.

On September 27, 2005, the Trustee acquired 57,600 Shares in privately negotiated transactions at prices ranging from $2.01 to $2.12 per Share.

On October 5, 20015, the Trustee acquired 6,000 Shares in privately negotiated transactions at prices ranging from $2.08 to $2.18 per Share.

On October 7, 2005, the Trustee acquired 4,300 Shares in privately negotiated transactions at prices ranging from $2.10 to $2.15 per Share.

On October 21, 2005, the Trustee acquired 13,400 Shares in a privately negotiated transaction at a price of $2.10 per Share.

On November 4, 2005, the Trustee acquired 10,000 Shares in privately negotiated transactions at prices ranging from $1.93 to $1.95.

On July 31, 2014, Henry E. Baker resigned as a director of Crystal Rock Holdings, Inc. and gifted 532,109 Shares to each of John B. Baker and Peter K. Baker.

As described in Item 4 below, the Reporting Persons from time to time may acquire beneficial ownership of additional ownership of Shares in the open market, in privately negotiated transactions, or otherwise. It is expected that the source of funds for any such acquisitions would be from the Reporting Persons' private funds.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons intend to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions, or otherwise, with a view to acquiring beneficial ownership of additional shares such that, collectively, the Reporting Persons would beneficially own a majority of the Issuer's outstanding Shares.

If the Reporting Persons obtain beneficial ownership of a majority of the Issuer's outstanding Shares, they intend to request that the Issuer declare itself a "controlled company" under the Corporate Governance Rules of the New York Stock Exchange MKT ("NYSE MKT"). A controlled company is exempted from certain rules otherwise applicable to companies whose securities are listed on NYSE MKT, including (i) the requirement that a company have a majority of independent directors, (ii) the requirement that nominations to the company’s Board be either selected or recommended by a nominating committee consisting solely of independent directors, and (iii) the requirement that officers’ compensation be either determined or recommended by a compensation committee consisting solely of independent directors.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their Shares (including as members of a "group" with each other and/or with other beneficial owners of Shares), including without limitation:

(i) to hold Shares as a passive investor or as an active investor;

(ii) as described above, to acquire beneficial ownership of additional Shares; or to dispose of beneficial ownership of some or all of their Shares;

(iii) to take other actions that could involve one or more of the types of transactions, or have one or more of the results, described in Item 4 of Schedule 13D, including without limitation (A) changing the composition of the Issuer's Board of Directors and filling any then existing vacancies on such Board of Directors, and (B) changing the Issuer's charter and bylaws and taking other actions that may facilitate the acquisition of control of the Issuer by the Reporting Persons or another person, or that may impede the acquisition of control of the Issuer by another person;

(iv) to facilitate or effect a sale, merger, business combination, going-private transaction, reorganization, recapitalization, or other extraordinary corporate transaction involving the Issuer (including causing the termination of the Issuer's status as a reporting company under federal securities laws and the delisting of its Shares from any securities exchange or inter-dealer quotation system); and

(v) to change their intentions with respect to any or all of the matters referred to above.

The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including without limitation the actions or inaction of the Issuer with respect to initiating, evaluating, or acting to facilitate or impede potential corporate transactions, market activity with respect to the Issuer's securities, an evaluation of the Issuer and its prospects, market and economic conditions in the Issuer's industry, general market and economic conditions, conditions specifically affecting the Reporting Persons and such other factors as the Reporting Persons may deem relevant.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a),(b)

Henry E. Baker is the beneficial owner of 1,001 Shares, representing approximately 0.005% of the outstanding Shares.  John B. Baker is the beneficial owner of 3,408,398 Shares, representing approximately 16.0% of the outstanding Shares.  Peter K. Baker is the beneficial owner of 3,403,398 Shares, representing approximately 15.9% of the outstanding Shares.

Ross S. Rapaport, individually and as Trustee, in the beneficial owner of 4,072,358 Shares (including (1) 4,029,318 Shares held as Trustee, (2) 10,040 Shares held individually, and (3) 33,000 Shares issuable pursuant to stock options held individually), representing approximately 19.06% of the outstanding Shares.

All of the above percentages as to the number of outstanding Shares are based on the Issuer’s statement as the number of outstanding Shares as contained in its Form 10-Q for the period ending April 30, 2014 and filed with the Securities and Exchange Commission on June 16, 2014.

(c)           Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference is a list of transactions in the Shares effected by the Reporting Persons during the 60 days prior to the date of filing this Schedule 13D/A.

(d)           Not applicable.

(e)           On August 6, 2014, Henry E. Baker gifted a total of 1,064,218 Shares and ceased to be the beneficial owner of more than 5% of the outstanding Shares.

Item 6.        Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

Henry E. Baker is the father of each of John B. Baker and Peter K. Baker. John B. Baker and Peter K. Baker are directors of the Issuer. In addition, Henry E. Baker is the Issuer's Chairman Emeritus; Peter K. Baker is the Issuer's Chief Executive Officer and President; and John B. Baker is the Issuer's Executive Vice President. Ross S. Rapaport a director of the Issuer. As indicated above, Mr. Rapaport as Trustee is the trustee for certain trusts for the benefit of John B. Baker and Peter K. Baker.

In connection with its acquisition of Crystal Rock Spring Water Company in October 2000, in addition to other consideration, the Issuer issued to the stockholders of Crystal Rock Spring Water Company, including the Reporting Persons, subordinated 12% promissory notes in the original principal amount of $22,600,000. After giving effect to principal repayments and certain restructuring to date, the current principal balance owing under the subordinated notes is approximately $10,000,000.

Item 7.                                Material to be Filed as Exhibits

Exhibit 1                                Joint Filing Agreement, dated as of August 6, 2014.

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned signatories certify that the information set forth in this statement is true, complete and correct.

August 6, 2014

HENRY E. BAKER

/s/ Bruce MacDonald, Attorney-in-Fact for Henry E. Baker Name: Henry E. Baker

JOHN B. BAKER

/s/ Bruce MacDonald, Attorney-in-Fact for John B. Baker
Name: John B. Baker

PETER K. BAKER

/s/ Bruce MacDonald, Attorney-in-Fact for Peter K. Baker
Name: Peter K. Baker

ROSS S. RAPAPORT

/s/ Bruce MacDonald, Attorney-in-Fact for Ross S. Rapaport
Name: Ross S. Rapaport, individually and as trustee of each of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust